Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement of Grayscale Ethereum Trust (ETH) (the “Trust”) on Form S-3 of our report dated February 25, 2022, with respect to our audit of the statements of operations and changes in net assets of the Trust for the year ended December 31, 2021, appearing in the Annual Report on Form 10-K of the Trust for the year ended December 31, 2023. We also consent to the reference to our firm under the heading “Experts” in such Prospectus. We were dismissed as auditors on September 27, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such prospectus for the periods after the date of our dismissal.

/s/ Friedman LLP

Friedman LLP

New York, NY

April 23, 2024